HOME SYSTEM GROUP
Oceanic Industry Park, Sha Gang Highway, Gang Kou Town
Zhongshan City, Guangdong
People’s Republic of China, 528447

February 17, 2011

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
Washington, D.C.  20549

Re:	Home System Group
Form 10-K for the Year ended December 31, 2009
Filed March 29, 2010, as amended File No. 000-49770

Dear Mr. Spirgel:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to Home System Group (the “Company”) dated January 10, 2011.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses.  References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Item 1.  Our Business, page 1

Staff Comment 1.  We note your response to comment one from our letter dated November 8, 2010 that you recently became aware that your PRC operating subsidiaries, Oceanic Well Profit, Inc. (“Well Profit”) and Zhongshan City Weihe Appliances Co., Ltd. (“Weihe”), are wholly foreign-owned enterprises (or WFOEs).  We also note your revised disclosure on page 2 that “Well Profit and Weihe have each obtained the certificate of approval for establishment of enterprises with investment by Taiwan, Hong Kong, Macao and overseas companies from Guangdong administrative authorities.”  Please disclose when you applied for and received these certificates of approval in relation to when Well Profit and Weihe became WFOEs.  Disclose when you were required to receive such certificates.

Larry Spirgel
Assistant Director
Securities and Exchange Commission
February 17, 2011

Response:

According to PRC laws and regulations, a company is required to receive the Certificate of Approval from the Bureau of Foreign Trade and Economic Cooperation (“BOFTEC”) when it transforms from a domestic-invested enterprise into a foreign – invested enterprise. Oceanic Well Profit, Inc. (“Well Profit”) was founded on April 5, 2006 as a domestic – invested company. On October 26, 2006, all of the former shareholders of Well Profit agreed to transfer 100% of equity ownership to Holy (HK) Limited (“Holy”), a Hong Kong Limited Liability Company. This transfer required the Certificate of Approval for establishment of enterprise with investment by Taiwan, Hong Kong, Macao and overseas companies (“Certificate of Approval”).  Well Profit applied for the Certificate of Approval in November 2006 and received it on December 4, 2006. With the Certificate of Approval, Well Profit continually registered with the local Administration of Industry and Commerce, updated the business license and completed the transfer, formally becoming WFOEs on July 6, 2007.

Similarly, Zhongshan City Weihe Appliances Co., Ltd. (“Weihe”) was founded as a domestic – invested company on August 3, 1998. On August 20, 2008, all of the former shareholders agreed to transfer their 100% equity ownership to Asia Forever Investment Limited (“Asia Forever”), a Hong Kong Limited Liability Company. Weihe applied for the Certificate of Approval in June 2008 and received it on July 23, 2008. With the Certificate of Approval, Weihe continually registered with local Administration of Industry and Commerce, updated the business license and completed the transfer, formally becoming WFOEs on September 1, 2008.

Regulation, page 5

Staff Comment 2.  Please discuss here and in your management’s discussion and analysis, if material, any restrictions on your ability to use the revenues from your PRC subsidiaries.  Disclose whether revenues generated in the PRC can be used (either with or without regulatory approval), to:
•	Pay off debt generated outside of the PRC;
•	Pay employees located outside of the PRC in currency other than the Renminbi; or
•	Pay for expenses outside of the PRC in currency other than the Renminbi.

In addition, if any of your PRC subsidiaries liquidate, please indicate whether the proceeds from the liquidation of the assets could be used outside of the PRC or be given to investors who are not PRC nationals.

Response:  There are no direct restrictions on our ability to use revenues from our PRC subsidiaries, but some procedural requirements need to be met and regulatory approvals have to be obtained.

Larry Spirgel
Assistant Director
Securities and Exchange Commission
February 17, 2011

The revenues after taxes, reserves and deductions can be used for expenses such as operations fees and payroll expenses outside of the PRC.   Certain documents are needed to be submitted to, and examined by, commercial banks authorized by State Administration of Foreign Exchange (“SAFE”) before the revenues can be converted into foreign currency and be remitted abroad.

Similarly, obtaining the approval from local SAFE authorities is a prerequisite for the currency conversion and abroad remittance of the proceeds received from the liquidation of our PRC subsidiaries. However, there are no direct restrictions on the use of such proceeds. Thus, such proceeds could be used outside the PRC and could be given to investors who are not PRC nationals upon receiving the approvals.

The Company will include the substance of the above discussion in the management’s discussion and analysis section of future filings with the SEC.

Staff Comment 3.  We note your disclosure on page 5 regarding the procedures and restrictions on the payment of dividends by your PRC subsidiaries.  Please disclose whether your PRC subsidiaries have been setting aside at least 10% of their after-tax profits and the percentage of the registered capital currently in each PRC subsidiary’s general reserve.

Response:  Yes, our subsidiaries have been setting aside at least 10% of their after-tax profits each year to a general fund until the cumulative amount of such reserve reaches 50% of their registered capitals.

Staff Comment 4.  Please discuss here and in your management’s discussion and analysis the impact of the PRC Enterprise Income Tax Law, effective on January 1, 2008.  In your discussion, please address whether you believe that you are a “resident enterprise” for PRC enterprise income tax purposes and the impact of such a classification.

Response:  Effective on January 1, 2008, the PRC Enterprise Income Tax (“EIT”) Law, and Implementing Rules (“PRC EIT Law 2008”) imposed a unified enterprise income tax rate of 25% on all domestic-invested resident enterprises and foreign-invested resident enterprises in China, unless they qualify under certain limited exceptions.

Under the PRC EIT Law 2008, the “resident enterprise” refers to an enterprise lawfully established in the PRC (“Domestic-Registered Resident Enterprise”) or an enterprise established in accordance with any foreign law and by PRC enterprises with its effective management and financial controls located in the PRC (“Foreign-Registered Resident Enterprise”). We believe our PRC subsidiaries Well Profit and Weihe are Domestic-Registered Resident Enterprises, and are fully in compliance with the PRC EIT Law 2008.

Larry Spirgel
Assistant Director
Securities and Exchange Commission
February 17, 2011

The Company’s PRC subsidiary, Well Profit, has been classified as a foreign-invested enterprise within the PRC since it was acquired by Holy in 2006, prior to the effective date of the PRC EIT Law 2008, and thus is entitled to, starting from the first profitable year, a two-year exemption from the EIT followed by a three-year 50% reduction in its EIT tax rate (“Tax Holiday”). As such, after the application by Well Profit and approval by the relevant tax authority in 2007, Well Profit was fully exempted from EIT for the fiscal years 2007 and 2008.  For the following three fiscal years from 2009 to 2011, Well Profit is subject to enterprise income tax at rate of 12.5%. According to the State Council Circular on the Implementation of the Transitional Preferential Policies of Enterprise Income Tax, the above mentioned Tax Holiday is not affected by the PRC EIT Law 2008. However, when the Tax Holiday expires, beginning in 2012, Well Profit will be subject to the EIT rate of 25% in accordance with the PRC EIT Law 2008.

The Company’s PRC subsidiary Weihe was classified as a foreign-invested enterprise in 2008, after the effective date of the PRC EIT Law 2008. As a result, Weihe has no Tax Holiday and has been subject to the EIT rate of 25% in accordance with the PRC EIT Law 2008.

Management does not believe our parent company, Home System Group, incorporated in Nevada, is a “Foreign-Registered Resident Enterprise” and in practice, it has not been classified as a “resident enterprise” by the relevant PRC tax authorities. If in the future, it is classified as a “Foreign-Registered Resident Enterprise” by relevant PRC tax authorities, there will be two impacts: One is that the dividend, bonus and equity investment proceeds we receive from our PRC subsidiaries Well Profit and Weihe, could be exempted from PRC EIT. The other impact is that the revenues we received outside PRC will be subject to PRC EIT, but the income tax that is paid outside the PRC for the revenues received outside PRC could offset the income tax payable in PRC. However, since currently our main operation subsidiaries are all located in PRC and all of our revenues are from our PRC subsidiaries and already subjected to 25% PRC EIT (subject to Well Profit’s Tax Holiday reduction), the management does not believe such classification will cause any material impact to the Company.

The Company will include the above discussion in the management’s discussion and analysis section of future filings with the SEC.

Larry Spirgel
Assistant Director
Securities and Exchange Commission
February 17, 2011

Liquidity and Capital Resources, page 11

Staff Comment 5.  We note your response to comment three from our letter dated November 8, 2010.  Please revise to disclose the identity of the stockholder from which you obtain loans.  File the loan agreements with the stockholder and with Cheung Kinwai as exhibits.  Disclose how the terms of the loans are determined and state that there is no guarantee that shareholders or related parties will continue to provide loans to the company.  Disclose that obtaining loans from shareholders and related parties and repaying the loans with equity would result in dilution to investors.

Response:  The identity of the stockholder from which the Company received loans is Simple Hong Kong Investment and Management Limited (“Simple Hong Kong”). Based on the negotiations between management and Simple Hong Kong, the Company periodically accesses funding from this stockholder and has signed non-interest bearing Promissory Notes (“Promissory Notes”). As of December 31, 2009, the accumulated amount in the Promissory Notes was $3,979,971.These loans are unsecured, non-interest bearing and due before June 30, 2010.

On May 14, 2009, the Company signed a loan agreement (“Loan Agreement”) with Cheung Kinwai and received a loan from him, a shareholder and director of the Company, with an interest rate of 7.844%, due on May 14, 2014. The Company is required to make monthly payments of approximately $29,280 for principal amount and interest. As of December 31, 2009, the amount due was $1,369,358, with a principal amount of $248,049 due within twelve months. The terms of the Loan Agreement refers to the terms of personal loan agreement between Cheung Kinwai and Industrial and Commercial Bank of China, and the interest rate refers to the corresponding benchmark interest rate issued by Industrial and Commercial Bank of China then.

The Company will provide the Promissory Notes and Loan Agreement as exhibits to the 10-K for the fiscal year ending December 31, 2010 to be filed with the SEC. Under the “Liquidity and Capital Resources” section in the management discussion and analysis section of future filings with the SEC the Company will disclose the following: “There is no guarantee that the shareholders or related parties will continue to provide loans to the Company.  Repaying these loans with the Company’s equity will result in dilution to investors.”
Staff Comment 6.  Disclose in more detail the procedures you would have to follow to obtain approval to convert RMB into U.S. dollars to be used for the company’s U.S. dollar denominated expenses.

Response:  As discussed in our response to Comment 2, to convert our revenue in RMB into U.S. dollars to be used for the Company’s expenses outside PRC, applications must be made and approvals must be received.  The authenticity and consistency of the materials will be examined and verified by commercial banks authorized by SAFE. The documentations that we have to provide include but are not limited to:

Larry Spirgel
Assistant Director
Securities and Exchange Commission
February 17, 2011

(a) Tax payment proof and tax declarations form;

(b) Audit report regarding the revenues issued by accounting firm;

(c) Board resolution regarding the distribution of the revenues;

(d) Foreign exchange registration certificate;

(e) Capital certification report provided by accounting firm; and

(f) Other materials required by the administration of foreign exchange.

Larry Spirgel
Assistant Director
Securities and Exchange Commission
February 17, 2011

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the comments of the Staff.  Comments or questions regarding this letter may be directed to the undersigned or Ryan Nail of the Crone Law Group, company counsel, at (415) 955-8900.

Sincerely,

/s/ Lei Yu
Lei Yu, CEO

Enclosures
CC:	Ryan Nail
The Crone Law Group